Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 333-281111

Onur Genç – Barclays Annual Global Financials Conference in New York

[Intranet filing, September 10, 2025]

Audio 1

[00:00:00	-	00:00:56]

Barclays: Everyone, good afternoon. It’s my pleasure to welcome Onur Genç, BBVA CEO. Good afternoon.

Onur Genç: Good afternoon.

Barclays: Thank you very much for taking the time. We’re delighted to host you today, so thanks very much. So, the agenda for today: we have about 25 minutes set aside to discuss the investment case. Afterwards, we will open the floor for a round of questions, and then we will end with an investor survey. You can use the devices you have in front of you to participate. So, welcome, welcome to participate.

Um, so, if we start with the— I guess the elephant in the room— the tender offer for Banco Sabadell. Um, can you walk us through the updated deal scenario? And what do you see as the strongest case for Sabadell shareholders to accept the deal?

[00:00:56	-	00:05:54]

Onur Genç: So what is our pitch to shareholders is what we are asking. Um... well, um, I mean, it’s going to be a repetition for the ones who have been listening to us for 16 months, because it has taken 16—16 months from the launch of the offer to today, where we opened the acceptation period yesterday, as you might know— the tender offer acceptation period.

But a few bullet points for those— our shareholders:

Number one, we do think it’s a very straightforward transaction because it’s an in-market consolidation play. In-market consolidation is ultra-relevant, in our view, in an industry where the costs are going up, in an area where it is mostly fixed costs, which is technology.

We’ve mentioned it multiple times in the past. The cost of technology within the total BBVA— it used to be 21%, 20% five years ago. Today it’s 26%. It keeps going up. In Spain only, it’s 33%. So one third of the costs of BBVA in Spain is technology, and it has been growing in a very high way.

And given that it’s fixed costs, larger scale helps. That is why, for example— again, in the context of Spain— our technology costs, this one third, is €1.1 billion. BBVA spends every year €1.1 billion on technology. We don’t know the exact numbers in this categorization of Sabadell, but something similar, because they are also a very large bank.

Why are we spending hundreds of millions of euros— in our case, €1.1 billion— on technology? Two different banks serving the same market with two different systems, two different applications, two different brands. It just doesn’t make sense.

As a result, there is a lot of synergy potential in this transaction. We estimated— our presentation on Friday has explained this in detail— about €900 million of synergies, because we are consolidating within the market. €900 million of synergies is big. This is pre-tax, obviously.

€900 million as compared to the profit base of Sabadell, which is €1.6 billion they are expecting. €900 million is a lot of money— a lot of money.

So: in-market consolidation, very straightforward transaction, with a lot of synergy potential. And it’s also a complementary business. They are very good in SMEs. We are very good in retail. We are very good in corporate business. So it’s a good match.

All combined, it makes sense. What does this mean for the Sabadell shareholder— coming back to your question? Given this huge synergy potential, we have basically extended, in our view, a very attractive offer to Sabadell shareholders. You might have seen this. With regard to the undisturbed price, we offered a 30% premium— 30% premium.

When we launched the offer, it was a 42% premium versus the one-month VWAP of the undisturbed price— 42% premium.

And if you compare this 42%, for example, to the deals announced afterwards— other tender offers like ours, unsolicited, that happened mainly in Italy— three of them have actually reached success. Three of the five offers launched after BBVA. This 42 compares very favorably, as compared to 19% in one case, 14% in the other, 13%. So when others are offering 13%, 14% premium, after rounds of increase of the price, upfront we offered 42% premium— unforeseen in these type of transactions. So for the Sabadell shareholders: a lot of synergies, which is then reflected into a very high premium.

And as a result of this premium, our EPS— earnings per share— upgrade that we are estimating for a Sabadell shareholder, the solitario and solo versus as part of BBVA, it’s 25% EPS upgrade. So, it’s a great deal. It’s a great deal. And, as we’ve said many times before, it’s a straightforward transaction, a lot of value. We do think it has to happen. It should happen. But if it doesn’t happen, fine also.

We also announced at the end of July our standalone plan: €36 billion excess capital return in the next four years to our shareholders. Amazing plan, in our view. If this deal happens, fine, because it makes sense. But if it doesn’t happen, you have a plan to deliver. We are very excited about that standalone plan ourselves as well. If it doesn’t happen at these terms, we are very happy to move away and go into our own standalone plan and execute on that plan. I hope it was clear.

[00:05:54	-	00:06:23]

Barclays: Yeah, it was very clear. Thank you. Um, if we move on to capital, which I guess is another key pillar of your story, um, you’re running at a 13.3% CET1 ratio, and you’re guiding, as you just said, the €36 billion available for distribution between 2025 to 2028.

That’s a lot of money on a standalone basis. How do you think about employing that capital— between ordinary dividends, buyback, loan growth, and potential M&A?

[00:06:25	-	00:10:11]

Onur Genç: Again, we are very clear on this one also for a long time. But we have a few principles that we go really hard on. Number one: every organic growth opportunity has to deliver above cost of equity through the cycle in the long term. And we have established, in my view, a very good system. I mean, we spent a lot of energy on this as a team, but every single loan that BBVA gives in any geography— and I was giving the example of any country actually you pick— but a loan that you give today in Peru, in my desktop I can go and I can check the return of that loan at the transaction level and at a client level for the return on capital of that client.

So, the organic growth has to pass a certain return above cost of equity through the cycle. You can invest in a client, you have a pool of investment, but in the medium term you have to make sure that that client delivers returns. That’s the first principle: all the initiatives that consume capital have to deliver above cost of equity through the cycle.

The second principle: capital is a scarce resource. They compete with each other— different initiatives who are basically demanding that capital— they have to compete with each other, and whichever is delivering the best return should get that capital. That’s the second principle that we have.

With those two principles in mind, all else being equal— meaning at the same return levels— though, we have a preference.

First, we prefer organic growth, because organic growth builds franchise value. You basically ensure the stability and long-term consistency of your returns. So, organic growth, all else being equal— I underline once again— organic growth comes number one. Then we go share buyback. Share buyback or any form of payout, but share buyback because it has no execution risk. Again, all else being equal, you do share buyback.

And then, if it makes strategic sense— and in that context, we like domestic consolidation, as we are trying to do with Sabadell. But going into new markets and so on, very difficult on those. But in-market consolidation— and if it makes sense also financially, strategically and financially— then you can do M&A.

But in that order: organic growth, share buyback with very limited execution risk or no execution risk, and M&A, as long as it makes strategic sense and financial sense. That’s how we look into it. And together with the execution that we have been doing, this capital discipline and this way of being very rigid about these concepts— which we think is a good thing— we have delivered one of the best in the European banking tangible book value growth.

As a bank, we have the highest return on tangible equity in Europe among the 15 largest European banks. BBVA is number one. And we do have the best TSR. If you look into the €100 that you put into BBVA stock at the beginning of 2019— which is the date that the new management team has started— since then, the €100 today is €397. €397 appreciation. European banking is €220, around €200 for the Spanish banks. So we are doing better than others because we execute well and we have these clear ideas about the capital discipline. So, €36 billion: grow as much as you can as long as it’s profitable. Go back to share buybacks and deliver— give it back to the shareholders if you cannot grow. That’s kind of the motto.

[00:10:11	-	00:10:34]

Barclays: No, thank you. That clarifies, yeah.

If you look regionally and we focus now on Spain— in Spain, volumes and deposits are still growing very strongly. They’ve been growing around 5 to 6% per year. So that’s very impressive. As rates stabilize, do you expect NII to continue to grow, like, in a mid-single-digit pace?

[00:10:34	-	00:13:17]

Onur Genç: In the medium-term plan, we have given guidance for every single geography. In Spain, we weren’t specifying it at the NII level, but we specified at the revenue level— which is mostly NII. But revenue growth— we said it: low to mid-single digits.

So, along the lines that you mentioned. And we think it’s a very fair assumption that this happens, for a few reasons.

Number one, Spain is doing really well as a country. So, GDP growth is quite robust for three or four reasons. Number one: immigration. It’s a very pro-immigration country, and it helps the growth in GDP.

Number two: it’s a service-based economy. What we have seen after COVID is that if you are a service-based economy, you typically grew better than a product or manufacturing-based economy. And Spain— tourism, and again people moving to Spain because we have a lot of sun in the country— it’s a wonderful place to live, to work from there, and so on. So the service-based economies have grown, in general, better. And Spain is clearly a service-based economy, relatively speaking.

And then the third one is: we have received a lot of funding from Europe. That’s the third reason why Spain— we have received €165 billion in what we call Next Generation EU funding. The EU basically, after COVID, decided to give a lot of money to southern countries. Spain was one of the benefactors, and we have received €165 billion. Half of this was in grants— roughly half— which also helped the investment cycle in the country and so on.

To cut a long story short, Spain has grown really well. Last year was 3%, and this year we are expecting 2.5 to 3%. Again, in a context where Europe grows less than 1%. Because of these structural factors, if Spain grows as such, the banking sector, we think, is going to grow also quite healthily.

Because Spain has deleveraged, as you know very well, for many years. Lending growth was negative for 15 years— deleveraging in a consistent manner. And since last year, we are turning back the curve in terms of growth in this under-leveraged economy. If GDP growth is there, the banking sector is going to grow healthily. And then within that, BBVA has been growing better than others. We have been gaining 30 basis points market share on average in the last three years. We expect that to continue.

All combined, it will lead to mid-single-digit volume growth in Spain. And if you take some margin potential decline because of competition, the revenue growth— as you said— would be low to mid-single digit, in that range: 3 to 5% range going forward. But quite positive. Quite positive.

Audio 2

[00:00:00	-	00:00:32]

Barclays: About México. No doubt about that, but faces FX volatility, lower rates and rising competition. Um, can you walk us through how resilient earnings are against these headwinds? Uh, what underpins your confidence in sustaining high single-digit loan and revenue growth with declining cost of risk? And could you give us your assessment of the risk and potential catalysts around the USMCA renegotiation, as the renegotiation approaches USMCA?

[00:00:32	-	00:07:31]

Onur Genç: Okay, so maybe let’s divide it into two— the bank and then maybe the economy. And let’s start with the bank. We were discussing it— Lisa, Patricia, and Ricardo and I— this morning. I’ve been in the job for seven years now, in this job for seven years regarding BBVA Mexico, our bank in Mexico. It has always been— and I would not comment otherwise— it has always been positive surprises over and over again, many times.

Um, because BBVA Mexico, and the banking sector in general— but particularly BBVA Mexico— we have some structural advantages that are going to— you asked about resilience— that are going to ensure the resilience of our earnings. And I would give a few things. First of all, on the banking sector: we talk about it in the calls as well, Cecilia, as you know. But banking sector debt over GDP is 33% in Mexico. This is one of the lowest levels even in the emerging markets landscape. It is lower than Peru, lower than Colombia, lower than Brazil— which is 72% on that same metric, more than twice. 33% banking debt over GDP. It’s lower than Nicaragua— although Nicaragua is a wonderful market, I’m sure— but it’s lower than many other geographies in the footprint and in the emerging markets landscape. That helps the banking sector to grow healthily without creating too much cost of risk. That is why we have always grown in Mexico double digit, or slightly below double digit, many years— because of this low penetration level. This banking sector penetration— low banking sector level penetration— is something to register when you think about Mexico.

But more importantly, in my view, again about the resiliency of earnings. I’ve seen many banks in my life because— I mean, I’m at BBVA for 14 years now, but before that I’ve seen many other banks in many geographies. What we have in Mexico is really unique. Because in banking, I measure the strength of the franchise with the cost of funding advantage versus competition, and with the position in hard-to-compete cash flow transactional areas. Because if you are in those areas, good— you ensure the resiliency of the bank.

In Mexico, we have 44% market share in payroll accounts. 44% in a country like Mexico. 44% of the salaries paid in the country— private sector, public sector combined— 44% goes through BBVA. Every month you receive that salary in the account of those customers. We have 39% market share in acquiring, in these POS machines. SMEs, companies— they do have POS machines, merchant traffic in the country— 39% goes through BBVA. And it’s very tough to replicate this market advantage. You only do this over time, and you only do this by accumulating knowledge and IT systems and so on behind that. It’s not that easy.

So we have this unique bank. If leverage is going to continue to go up, the growth is going to be there. And if you have this really amazing bank— we have the best NPS, customer satisfaction, we have the best app— we measure it— by far the best app— you would benefit from this. That’s why— you are asking about the resiliency of the earnings— I would encourage all of you, um, on this, to go back to the history of Mexico. You would see that you do have this great bank.

Then, regarding the country and USMCA. Uh, first of all, again, resiliency of the country in the short term. What we have seen was Mexico this year— we were expecting a lot of uncertainty because of the tariff discussion, the uncertainty from the tariffs, and also the discussions with the Trump administration and everything else.

But even this year, which is a very tough year for Mexico, in the first six months of the year exports have increased by 4% in dollars. And FDI— foreign direct investment— into Mexico, it has grown 8%, six months this year versus six months last year. It’s still growing. So in the short term— and we were expecting in the second quarter call, we said that we are expecting a negative growth rate in Mexico this year— the latest numbers that we see are again very exceptional, and we are most likely going to revise our forecast to growth. Not so much, but still growth in Mexico versus an expectation of a recession. So in the short term, it’s going well— even better than what we would have expected in this very uncertain environment.

But the thing that I would say regarding the medium to long term is— and you asked about USMCA— I don’t think it’s... or let me say it this way: it’s in the best interest of the USA to keep Mexico fine, to have Mexico in an okay situation.

You wouldn’t want a neighbor— 130 million country— an unstable, not-growing country right next to you, when you complain about immigration. Because if things don’t go well, the immediate outlay, the result of this would be immigration and so on to the US and so on. You would want a stable, okay environment, and you would want the benefit of Mexico. If I was the US, that’s what I would have done. And more importantly, there are some structural advantages of Mexico that cannot be ignored. The labor cost of Mexico, on average, versus the labor cost in a low-cost state in the US— Indiana, I think they did the comparison with Indiana— it’s one seventh.

Seven Indiana, one Mexico. One seven. It’s not like a percentage— no— it’s seven times. So, if— as a US company— if you want to compete with other competitors, if you want to compete with China, I do think the US needs— in one form or another— Mexico.

A stable Mexico right next to its border, and a structural cost advantage that cannot be ignored. To cut a long story short, you never know what’s going to happen out of these discussions. We have seen back and forth on the trade discussions many times in the recent past. We’ll see what happens, but we expect normality and positivity out of this. And if Mexico does okay— not so good, okay— the average GDP growth rate of Mexico in the last 15 years is only 2%. If you expect an okay Mexican economy, you would expect very good BBVA Mexico.

[00:07:32	-	00:07:39]

Barclays: Thank you. And now moving on to Turkey. You’ve guided to a contribution of Turkey of 10 to 12% of group net profit.

[00:07:39	-	00:07:40]

Onur Genç: In the medium-term plan.

[00:07:40	-	00:07:53]

Barclays: Through 2020 to 2028. Yes, 2028. But this depends a bit on macro stabilization. Um, how do you de-risk that guidance if inflation and rates don’t fall as planned?

[00:07:54	-	00:11:12]

Onur Genç: How do we de-risk it? You cannot de-risk it. Um, if the country doesn’t do well, it will obviously have an impact on you. The only thing I can tell you is that I’m— as you might know, I’m Turkish, I’m very close to that market— as long as the team, the minister and the team that is in charge of the economy today, as long as they continue to do exactly what they have been doing, I see that possibility of Turkey— and Turkey going off rails— much lower.

I’m typically very negative on Turkey— people here know me around this— but in the last two years, what I’ve seen in terms of what they are doing has been... it has been the right things to do. So I’m quite positive on the fact that that possibility of that derailing is not going to happen. But let’s assume, as you say— I mean, yesterday also they announced the medium-term plan of the country— they are expecting 28.5% inflation this year, 16% next year, 9% in 2027, 8% inflation in 2028. A bit optimistic, I would say, but still, the intention and the strength that they put into their words— how they will deliver this disinflationary path— is what counts. I think it’s very positive.

So in general, as long as the team stays in there, I’m quite positive that it’s going to be fine. But if it doesn’t happen as such, as you say— going back to your question, let me not mutilate your question— the thing that differentiates BBVA is, wherever we are, we are either number one or number two bank in the big countries. We are number one in Mexico, number two in Turkey, we are number two in Peru, and so on.

In Turkey we have, in our view, the best bank in the country. The return on tangible equity of our bank in Turkey is much above the average of the industry— the average of other private banks. If Turkey doesn’t go on this path of normalization, but something else, the only thing I can tell you is that— being the best bank in the country in terms of returns, the strength of the franchise— we will always deliver value.

In my view, the best thing about banking is— anyone can attack it. The good thing about banking is that the banking sector has to be alive for the economy to be alive. Which means, if you have a positive premium— and in the case of Turkey, this positive premium is very large versus the average of the industry— whatever the conditions are, as long as, again, the country is not in a full crisis mode, whatever the conditions are, you will always deliver above the average of the industry. And if the industry has to survive, the average has to survive. And if you are above, you will always be delivering above your cost of equity. So our focus is to make sure that we maintain this competitive advantage— that we are the best bank in the country in terms of returns, in terms of franchise. If the situation turns out to be different than what we were expecting— what we are expecting at the moment— I still think we will deliver decent returns because of this. Because we have the best bank— by far the best bank, based on numbers— and I’m quite objective, obviously, on these things— based on numbers. If you have the best bank, you will still deliver.

Audio 3

[00:00:00	-	00:00:17]

Barclays: Profitability and devaluation. Of 22%. Um... um, for the midterm— obviously, this is an average in Europe that is around 14.5%. Um, that said, the bank trades at a discount to the sector. What do you think the market is still underestimating in your story?

[00:00:20	-	00:03:36]

Onur Genç: I should— I should ask the people here or to you. Yeah. We have, as you said, 22% goal of return on tangible equity. But more important than the goal— we have already delivered 20%, which is the number one in Europe in terms of return on tangible equity. And despite that— yeah— why are we trading at... the market is the market. You cannot fight with the market, because you don’t know what’s really happening in the pipes of the market. Rather than thinking about why the market doesn’t really understand us, as a team our focus has been and will continue to be: no, no, we deliver.

It delivers. If we deliver, whatever the market might be thinking today will be corrected tomorrow. As long as you deliver— if you deliver what we said we would deliver. The €36 billion excess capital— I mean, we have a €90 billion market cap. If we deliver €36 billion excess capital in four years— more than 40% of the market cap delivered to the shareholder in four years— it’s quite a nice number.

So our focus is to deliver that number. Because if you deliver that— which means share buyback and so on— you would be buying our shares at cheap. Fine. No problems whatsoever. So our focus is— rather than complaining about why, why does the market not see us and so on— no. Continue to deliver. Deliver the numbers. Because the market will catch up if you do. If you do that delivery, at the end of the day what differentiates BBVA? What is our equity story different than any other bank out there?

Number one: we are diversified. We are in many countries. And every market helps you diversify. For some reason there is less value attached to it, but I do think it’s an important notion. And the shareholder can diversify itself, but having this portfolio also helps on multiple dimensions. That’s number one. We are diversified— different than others.

Number two— I mentioned it partially, but it is very important— very important: in the core countries that we operate, we are either number one or number two. In Spain we are number three, but in retail banking in Spain we are number two also. And again, Mexico we are number one. Turkey, number two. Peru, number two. All the large markets we are number one and number two. Having these leading banks with very large scale is an amazing advantage. And many others— basically no one actually— has this kind of 1 or 2 in many markets kind of a play. That’s the second reason that we think we are going to be differential.

Number three: we are very good in digital. And now we added sustainability to our strategy. In digitalization, we claim— and it is proven by numbers— that we acquire more clients, relatively speaking, digitally than any other bank. We make our client franchise larger through digital capabilities. We put so much money, so much thinking into this. Creating this advantage, in our view, was worth it. And it is now delivering— delivering results. If you combine them all— yeah— I think we should be trading at a higher price. But fine. We’ll deliver. We’ll get the numbers. And then we do the numbers— the market will see it as well.

Q&A

[00:03:37	-	00:03:41]

Barclays: We still have some time. Maybe we can open the floor for a question or two.

[00:03:47	-	00:04:22]

Question: Thank you very much. So, two questions, if I may. The first one relates to the medium-term targets that you gave with your second-quarter results. So I’m interested in the profile. It looks like quite a significant pickup from where you were at the end of ’24— net profit, €10 billion— to possibly growing to €14 billion. Um, so how should I think about the pickup? Is it going to be back-end loaded— ’27, ’28? How should I think about ’26 in the context of getting from the starting point to the endpoint? That was the first question, please.

[00:04:23	-	00:06:20]

Onur Genç: So that’s the first one. There is not a hockey stick in these numbers. As you said, €10 billion is what we delivered last year. But in the first half of this year— six months— we did €5.44, so close to €5.5 billion already in the first six months. So if you take the average of the four years in the medium-term plan, the average is €12 billion— €10 to €14 billion, average €12. It’s not going to be a hockey stick.

You would see that— especially starting next year— there is a very positive dynamic that we think we are going to be benefiting from. Which is: we have been growing very nicely market share-wise, but also the countries that we are in are also growing in terms of banking sector. But all that activity growth that was happening is being used to consume the decline in the rates. Because we are asset-sensitive— rate-sensitive— when rates come down, we are being hurt. So, in the case of Spain and Mexico, we have been growing very nicely in activity, but that activity growth was being used to absorb the decline in the customer spread because of the rate declines.

Starting next year, we assume— maybe it’s wrong— but based on the assumptions that we put into our presentation, the rate situation would normalize S.o if you continue to grow, as we are expecting to grow in activity, rather than being used to absorb the customer spread decline, it’s going to flow directly to the bottom line. And as a result, starting from next year— and this year again, in the first six months, we did €5.44 billion already, above last year— it’s going to be a good year this year.

But starting from next year, in these core markets of Mexico and Spain, you would continue to see a growth in the bottom line, which is then leading this average €12 billion. In short: it’s not a hockey stick. It’s not for a very different fourth year and so on. It’s an increasing curve because of the dynamic that I just explained.

[00:06:21	-	00:06:56]

Question: Okay. Thank you. Very clear. And the second question relates to Mexico. So, based on what you’ve been saying for the last few months— when I’ve listened to your presentations— you seem reasonably relaxed about the macro environment in Mexico. You’ve obviously got a fantastic franchise which continues to deliver. And very specifically, therefore, from an asset quality perspective— you’ve got some reasonably significant overlays. So, I mean, could we possibly expect to see some of those being released?

[00:06:56	-	00:08:24]

Onur Genç: Some. But it’s less the overlays that has been the story of cost of risk. I mean, the cost of risk— we guided less than 350 basis points, you might have seen in the second-quarter call. For the cost of risk, the overlays or the beyond-business-as-usual components in that is relatively small. In the second quarter— we mentioned it in the call— in the second quarter you might have seen that because every quarter we do it: when there is a decline in GDP growth expectations, you take a hit— forward-looking hit— as an overlay.

So we did take that negative hit from the macro assumptions that Mexico is going to be in recession this year. Now we do think it’s not going to be in recession. So in the third quarter, most likely there will be some positive coming from this macro IFRS 9 provisioning. But it’s a small amount.

The core thing is business-as-usual regular provisioning. And on that one, what we are seeing is that it’s quite robust, quite positive— better than our guidance, better than our expectations. For one single reason, which is, again: the economy is not doing that bad— better than what we would have expected in this uncertain environment. I gave you the numbers. FDI is up 8%. Exports volume is up 4%. Labor market is still doing quite well. More importantly, the rates are coming down. When rates come down, it helps on the cost of risk. So, cost of risk at the fundamental level is still quite positive.

[00:08:24	-	00:08:25]

Question: Thank you very much.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes an offer to exchange/prospectus (the “Registration Statement”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC are or will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, BBVA’s ability to complete the transaction; BBVA’s ability to control Banco de Sabadell, S.A. (“Banco Sabadell”) following completion of the transaction; limitations on the information about Banco Sabadell to which BBVA has had access; and BBVA’s ability to fully realize the expected benefits and synergies of completing the transaction. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in the Registration Statement and in BBVA’s annual reports on Form 20-F and current reports on Form 6-K, all of which are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.